

April 1, 2015

<u>Via E-mail</u>
Christopher J. Stephens, Jr.
Senior Vice President, Finance
Barnes Group Inc.
123 Main Street
Bristol, CT 06010

>   **Re: Barnes Group Inc.**
>   **Form 10-K**
>   **Filed February 23, 2015**
>   **File No. 1-4801**

Dear Mr. Stephens:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 18

1. Please revise this section to include substantive disclosure on prospective developments and strategies that may affect your company. Your current disclosure on pages 24 and 25 lists factors that broadly affect your segments, but there is an absence of disclosure addressing management's views about the trends and uncertainties that you reasonably expect will have material impacts on your operations. We note that management expressed opinions regarding specific expectations for organic revenue growth, foreign exchange impacts, operating margin outlook, seasonality and pension expense, in your earnings call on February 20, 2015. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Terence O'Brien

Accounting Branch Chief
Terence O'Brien